Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Erik Knettel / Andrea Costa
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	aladdin@hfgcg.com
310.574.8888	646.284.9400

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Reports Record Annual
Revenues, Net Income and Cash Flow

Record Full Year Revenues of $105.9 Million, Up 19% Year-Over-Year

Record Full Year GAAP Net Income of $14.9 Million, or $1.02 Per Diluted Share, Up 6%
Year-Over-Year, Including a Non-Recurring Cost of $2.0 Million

Record Full Year Cash Flow from Operations of $22.1 Million, Up 17% Year-Over-Year

TEL AVIV, ISRAEL, January 24, 2008 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, today announced financial results for the fourth quarter and full fiscal year 2007, ended December 31, 2007. All results are prepared in accordance with generally accepted accounting principles in the United States, except where noted.

Revenues for the fourth quarter of 2007 were a record $29.1 million, an increase of 20 percent from the $24.3 million reported for the same period in 2006. Software DRM revenues for the fourth quarter of 2007 were a record $17.1 million, an increase of 8 percent from the $15.9 million reported in the same period in 2006. Enterprise Security revenues for the fourth quarter were a record $12.0 million, a 43 percent increase from the $8.4 million recorded in the same period in 2006. Revenues for the full year 2007 were a record $105.9 million, an increase of 19 percent from the $89.0 million recorded in the full year 2006 period.

Net income in accordance with generally accepted accounting principles (GAAP) for the fourth quarter of 2007 was $2.8 million or $0.20 per basic and diluted share compared to GAAP net income for the fourth quarter 2006 of $3.6 million or $0.25 per basic share and $0.24 per diluted share, including stock based compensation expense and the impact of a $2.0 million non-recurring up-front cost associated with production of Video Based Training required for the CIITE project. For the full year 2007, GAAP net income was a record $14.9 million, or $1.04 per basic share and $1.02 per diluted share, compared with GAAP net income of $14.0 million or $0.96 per basic share and $0.93 per diluted share for the full year 2006 period.

Excluding stock based compensation expense and the impact of the $2.0 million non- recurring up-front cost associated with production of Video Based Training required for the CIITE project, the Company reported non-GAAP net income for the fourth quarter of 2007 of $4.8 million, or $0.35 per basic share and $0.34 per diluted share, and full year 2007 non-GAAP net income of $17.6 million, or $1.23 per basic share and $1.20 per diluted share. Refer to the “Use of Non-GAAP Measures” section and accompanying financial table for a reconciliation of GAAP financial information to non-GAAP.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems, stated, “2007 was an exceptional year for Aladdin as we crossed the $100 million mark in annual revenues while driving record levels of operating cash flow and bottom line profitability. Our software security business grew 9 percent year-over-year supported by the launch of HASP SRM, the industry’s first software protection and licensing system that offers customers both hardware- and software-based security in a unified solution, while our eToken and eSafe businesses combined to drive enterprise security revenues up a truly impressive 40 percent year-over-year. Overall, Aladdin delivered full year results at the high end of our stated 2007 revenue and net income guidance, excluding the impact of the non-recurring cost recognized in the fourth quarter of 2007.

“From an operational perspective Aladdin made excellent strides in 2007 in terms of leveraging its global presence and driving new customer growth across geographies as well as key business verticals. Overall, demand for content, Internet and enterprise security solutions remains robust, driven by the rising range of IT security threats in mature as well as emerging markets. Based on the combined strength of our portfolio of software and enterprise security solutions, Aladdin has never been better positioned to capitalize on these industry growth trends, building upon our significant financial and operational achievements in 2007,” concluded Margalit.

Cash, cash equivalents and marketable securities totaled $90.3 million at December 31, 2007, as compared with $83.4 million as of September 30, 2007 and $90.9 million as of year end 2006. The Company generated record cash flow from operations of $7.2 million during the fourth quarter of 2007 and a record $22.1 million for the full year 2007. Aladdin used approximately $20 million in cash to purchase shares through the Company’s share repurchase program during 2007.

Quarterly Financial and Operating Highlights

—	Record full year and quarterly revenues of $105.9 million and $29.1 million, respectively.

—	Record full year GAAP net income of $14.9 million.

—	Record full year and quarterly non-GAAP net income of $17.6 million and $4.8 million respectively, excluding stock based compensation expenses and a non-recurring cost of $2.0 million.

—	Software DRM revenues set a new full year record of $66.1 million, up 9 percent.

—	Enterprise Security revenues set a new full year record of $39.8 million, up 40 percent.

—	Cash flow from operating activities set a new full year and quarterly record of $22.1 million and $7.2 million respectively.

—	The Board of Directors approved the Company’s third share buy back authorization of 2007, raising the total combined total repurchase authorization for the year to $30 million. To date, a total of 928,697 shares have been repurchased.

Quarterly Product Highlights

—	Aladdin announced an initial deployment of 14,000 Aladdin eToken strong authentication devices throughout Thailand’s numerous government departments. The Aladdin eToken solution is set to secure each department’s access to Thailand’s Web-based Government Fiscal Management Information System (GFMIS), allowing employees to access the application securely.

—	South Korea’s largest online banking community began offering secured banking transactions with Aladdin eToken. The National Agricultural Cooperative Federation (NACF), known locally as NongHyup / NH Bank, will provide more than 10,000 of its customers with the USB-based Aladdin eToken strong authentication device to secure online banking transactions. With more than 5,000 branches and cooperatives throughout the country, the NACF features the largest number of online banking customers in South Korea.

—	Aladdin eToken was implemented to assist in securing Continental Airlines network. More than 1,000 Aladdin eToken devices have been distributed worldwide to Continental Airlines employees and business partners.

—	The Eugene Water & Electric Board (EWEB), Oregon’s largest public utility, selected the Aladdin eToken smart card solution to provide strong authentication for employees who access the organization’s data network. Aladdin eToken is set to play an important role in ensuring compliance with security standards mandated by the North American Electric Reliability Corporation (NERC).

—	Aladdin signed a partnership with Blue Ridge Networks combining networking services and eToken strong authentication to provide an unparalleled level of security for identity and access management to government and commercial entities. The partnership includes joint collaboration on marketing and field sales activity, as well as new joint solutions development, which combine Aladdin eSafe and BRN’s EdgeGuard to address customers’ growing need to deploy scalable and unified gateway and endpoint content security solutions.

—	COMPUTERLINKS signed on as the latest nationwide distributor for the Aladdin’s award-winning eSafe content security solution. The agreement greatly expands the channel presence for Aladdin eSafe and opens significant opportunities among COMPUTERLINKS’North America network of partners.

—	Aladdin launched HASP HL for Mac software anti-piracy and licensing USB key solution to support Mac OS® X Leopard, Apple’s latest operating system.

—	Aladdin eToken strong authentication device was announced as the first hardware product to be certified under the recently established SAFE™ Product Certification Program (SPCP). The program is administered by SAFE-BioPharma Association, a fast-growing industry group that developed and manages the SAFE™ digital identity standard for the pharmaceutical and healthcare industries.

—	Aladdin eToken two-factor authentication solution received Federal Information Processing Standards (FIPS) 140-2 Level 2 and 3 validation certificates – a government standard managed by the National Institute of Standards and Technology (NIST). This represents a significant mark for Aladdin eToken, as it sets the Company apart from its competition by meeting the highest possible requirements for its cryptographic module, as well as strict hardware requirements not met by all authentication token vendors. Aladdin eToken underwent a thorough testing process by the accredited cryptographic module testing lab at Electronic Warfare Associates – Canada.

For further information on product highlights, please refer to the press room on the Company’s Web site which can be found at http://www.aladdin.com/news/2008/index.aspx.

Future Business Outlook

Based on current business conditions and expectations, Aladdin management has issued its financial guidance for fiscal year 2008.

Revenues for fiscal year 2008 are expected to be between $123 million and $130 million as compared to the $105.9 million in revenues reported for fiscal year 2007.

Fiscal year 2008 GAAP diluted earnings per share are expected to be in the range of $1.28 to $1.40. The Company reported GAAP diluted earnings per share of $1.02 in fiscal year 2007.

Fiscal year 2008 non-GAAP diluted earnings per share are expected to be in the range of $1.39 to $1.51. The Company reported non-GAAP earnings per diluted share of $1.20 in fiscal year 2007, which excluded stock based compensation expense and the impact of the $2.0 million non-recurring up-front cost associated with production of Video Based Training required for the CIITE project. Non-GAAP earnings per share guidance excludes the projected impact of stock based compensation expenses.

Use of Non-GAAP Measures

This press release provides financial measures for net income, basic and diluted earnings per share that exclude stock based compensation expense and the impact of the $2.0 million non-recurring cost associated with production of Video Based Training required for the CIITE project recorded in the fourth quarter of 2007 and are therefore not calculated in accordance with U.S. generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investor’s ability to evaluate the Company’s net income and earnings per share as well as to compare it with historical net income and earnings per share.

Earnings Teleconference

The Company will hold a teleconference today, January 24, 2008 at 9:00 a.m. Eastern Time / 4:00 p.m. Israel Time to discuss the fourth quarter and full year results. To participate in the call, dial +1 (888) 642 5032 in North America, or +972 (3) 918 0692 internationally, approximately five minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Aladdin Web site at www.Aladdin.com/investor. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone from 12:00 p.m. Eastern Time on January 24, 2008 through 11:59 p.m. Eastern Time on February 23, 2008 by calling + 1 (888) 254 7270 in North America, or +972 (3) 925 5948 internationally, using access code 4368718. A Web cast replay of the call will also be made and can be accessed on the Aladdin Web site at www.Aladdin.com/investor.

About Aladdin Knowledge Systems

Aladdin Knowledge Systems’ Software Rights Management products are the #1 choice of software developers and publishers to protect intellectual property, increase revenues, and reduce losses from software piracy. Aladdin eToken is the world’s #1 USB-based authentication solution. The Aladdin eSafe secure Web gateway provides the most advanced protection against the latest Web-based threats and attacks. Aladdin has offices in 12 countries, a worldwide network of channel partners, and has won numerous awards for innovation. For more information, visit the Aladdin Web site at http://www.Aladdin.com.

©2008 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

(Tables Follow)

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statements of Operations
(U.S. dollars, in thousands - except for share and per-share amount)
(Unaudited)

	Three month period ended December 31		Twelve month period ended December 31
	2007	2006	2007	2006

Revenues:
Software Security (DRM)	17,111	15,885	66,097	60,556
Enterprise Security	12,007	8,385	39,785	28,482

Total Revenues	29,118	24,270	105,882	89,038

Cost of revenues	8,047	5,851	25,292	20,013
Non-recurring cost	2,038	-	2,038	-

Gross profit	19,033	18,419	78,552	69,025

Research & development	4,344	3,694	18,384	14,336
Selling & marketing	9,242	7,999	33,194	28,703
General & administrative	3,141	3,480	13,063	12,780

Total operating expenses	16,727	15,173	64,641	55,819

Operating income	2,306	3,246	13,911	13,206

Financial income, net	1,113	1,010	4,274	3,240
Other income	9	63	14	284

Income before taxes	3,428	4,319	18,199	16,730

Taxes on income	380	704	2,768	2,699

Income before equity in loss of an affiliate	3,048	3,615	15,431	14,031

Equity in loss of an affiliate	(240)	-	(543)	-

Net Income	2,808	3,615	14,888	14,031

Basic earnings per share	0.20	0.25	1.04	0.96

Diluted earnings per share	0.20	0.24	1.02	0.93

Weighted average number of shares
outstanding for Basic EPS	13,839	14,645	14,257	14,596

Weighted average number of shares
outstanding for Diluted EPS	14,297	15,047	14,663	15,078

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Balance Sheets
(U.S. dollars, in thousands)
(Unaudited)

	December 31,	December 31,
	2007	2006

Assets

Current assets:
Cash & cash equivalents	77,209	39,734
Marketable securities	13,127	51,147
Non marketable investment held for sale	4,423	-
Trade receivables, net of allowance for doubtful accounts	16,918	16,427
Other accounts receivable	7,093	5,779
Inventories	8,763	7,299

Total current assets	127,533	120,386

Severance pay fund	3,853	3,153

Fixed assets, net	6,501	5,695

Other long-term assets, net	12,565	19,290

Total Assets	150,452	148,524

Liabilities and Shareholders' Equity

Current liabilities:
Trade payables	8,236	5,794
Deferred revenues	6,635	5,399
Other current liabilities	8,615	8,618

Total current liabilities	23,486	19,811

Accrued severance pay	4,802	3,921

Other long-term liabilities	2,934	2,143

Shareholders' Equity	119,230	122,649

Total Liabilities and Shareholders' Equity	150,452	148,524

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statement of Cash Flows
(U.S. dollars, in thousands)
(Unaudited)

	Three month period ended December 31,		Twelve month period ended December 31,
	2007	2006	2007	2006

Cash flow from operating activities:

Net income	2,808	3,615	14,888	14,031
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	2,758	640	5,284	2,416
Decrease (increase) in trade and other receivables, net	1,782	(966)	(1,230)	(2,224)
Decrease (increase) in inventory	(390)	331	(1,167)	(97)
Increase (decrease) in trade payables and accrued liabilities	(824)	2,464	2,072	2,161
Stock-based compensation expenses	197	542	876	2,268
Other adjustments	844	(292)	1,418	340

Net cash provided by operating activities	7,175	6,334	22,141	18,895

Cash flow from investing activities:

Purchase of property and equipment	(611)	(888)	(3,271)	(4,576)
Proceeds from sale of property and equipment	-	95	11	95
Investment in available-for-sale marketable securities	-	(6,500)	(43,265)	(6,500)
Proceeds from sales of available-for-sale marketable
securities	9,700	1,000	81,819	4,371
Investment in other companies	-	(250)	(495)	(1,100)
Proceeds from return on investment in other companies	-	12	-	1,736
Investment in other assets				(2,508)

Net cash provided by (used in) investing activities	9,089	(6,531)	34,799	(8,482)

Cash flow from financing activities:

Proceeds from exercise of options	245	248	724	835
Purchase of treasury shares	-	-	(19,986)	-

Net cash provided by (used in) financing activities	245	248	(19,262)	835

Effect of exchange rate on cash and cash equivalents	12	(76)	(203)	60

Increase (decrease) in cash and cash equivalents	16,521	(25)	37,475	11,308

Cash and cash equivalents at the beginning of the period	60,688	39,759	39,734	28,426

Cash and cash equivalents at the end of the period	77,209	39,734	77,209	39,734

Aladdin Knowledge Systems Ltd.
Supplementary Financial Information
Reconciliation of GAAP Financial Information to Non-GAAP
(U.S. dollars, in thousands - except for per-share amount)
(Unaudited)

	Quarter ended December 31			Year ended December 31
	GAAP 2007	SFAS 123R & Non-Recurring Cost Adjustments	Non-GAAP 2007	GAAP 2007	SFAS 123R & Non- Recurring Cost Adjustments	Non-GAAP 2007
	(Unaudited)			(Unaudited)

Revenues:
Software Security (DRM)	17,111		17,111	66,097		66,097
Enterprise Security	12,007		12,007	39,785		39,785

Total Revenues	29,118		29,118	105,882		105,882

Cost of revenues	8,047		8,047	25,292		25,292
Non-recurring Cost	2,038	2,038	-	2,038	2,038	-

Gross profit	19,033	(2,038)	21,071	78,552	(2,038)	80,590

Research & development	4,344	101	4,243	18,384	420	17,964
Selling & marketing	9,242	141	9,101	33,194	452	32,742
General & administrative	3,141	(45)	3,186	13,063	4	13,059

Total operating expenses	16,727	197	16,530	64,641	876	63,765

Operating income	2,306	(2,235)	4,541	13,911	(2,914)	16,825
Financial income, net	1,113		1,113	4,274		4,274
Other income	9		9	14		14

Income before taxes	3,428	(2,235)	5,663	18,199	(2,914)	21,113

Taxes on income	380	(230)	610	2,768	(230)	2,998

Income before equity in loss of an
affiliate	3,048	(2,005)	5,053	15,431	(2,684)	18,115

Equity in loss of an affiliate	(240)		(240)	(543)		(543)

Net income	2,808	(2,005)	4,813	14,888	(2,684)	17,572

Basic earning per share	0.20		0.35	1.04		1.23

Diluted earnings per share	0.20		0.34	1.02		1.20

Weighted average number of shares
outstanding for Basic EPS	13,839		13,839	14,257		14,257

Weighted average number of shares
outstanding for Diluted EPS	14,297		14,297	14,663		14,663